                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                    HEIDRICK & STRUGGLES INTERNATIONAL, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                    422819102
                                 (CUSIP NUMBER)


                              Eminence Capital, LLC
                                 200 Park Avenue
                                   Suite 3300
                            New York, New York 10166

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                         Michael G. Tannenbaum, Esq.
                Tannenbaum Helpern Syracuse & Hirschtritt LLP
                        900 Third Avenue - 13th Floor
                           New York, New York 10022
                                (212) 508-6700

                               September 24, 2001
                          -----------------------------
                          (Date of event which requires
                            filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

                              (Page 1 of 6 Pages)

CUSIP No. 422819102                   13D                            Page 2 of 6

          1        NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Eminence Capital, LLC
--------------------------------------------------------------------------------
          2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------
          3        SEC USE ONLY

--------------------------------------------------------------------------------
          4        SOURCE OF FUNDS

                   WC
--------------------------------------------------------------------------------
          5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) or 2(e)                             / /

--------------------------------------------------------------------------------
          6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   New York
--------------------------------------------------------------------------------
  NUMBER OF        7       SOLE VOTING POWER
   SHARES                  1,350,000 shares
BENEFICIALLY       -------------------------------------------------------------
  OWNED BY         8       SHARED VOTING POWER
    EACH                   0 shares
 REPORTING         -------------------------------------------------------------
PERSON WITH        9       SOLE DISPOSITIVE POWER
                           1,350,000 shares
                   -------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER
                           0 shares
--------------------------------------------------------------------------------
          11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,350,000 shares
--------------------------------------------------------------------------------
          12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES                                            / /

--------------------------------------------------------------------------------
          13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   7.12% of Common Stock
--------------------------------------------------------------------------------
          14       TYPE OF REPORTING PERSON
                   OO
--------------------------------------------------------------------------------


                              (Page 2 of 6 Pages)

CUSIP No. 422819102               SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER.

Security: Common Stock

Issuer:   Heidrick & Struggles International, Inc.
          233 South Wacker Drive - Suite 4200
          Chicago, IL 60606-6303

ITEM 2.   IDENTITY AND BACKGROUND.

           (a)  Eminence Capital, LLC ("Eminence")

           (b)  200 Park Avenue, Suite 3300, New York, New York 10166

           (c) Eminence serves as an investment manager to domestic and off-shore investment vehicles.

           (d) - (e) During the last five years, neither Eminence nor any of its principals, to the best of their knowledge, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f)      New York

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           All of the shares of the Issuer were acquired through working capital of the investment vehicles managed by Eminence.

ITEM 4     PURPOSE OF TRANSACTION

           Eminence intends to evaluate the business and business prospects of the Issuer and its present and future interest in, and intentions with respect to, the Issuer, and in connection therewith may from time to time consult with management and other shareholders of the Issuer.

           Other than as described above, Eminence does not have any plans or proposals which would result in any of the following:

           a. the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                              (Page 3 of 6 Pages)

           b. an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

           c. a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

           d. any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

           e. any material change in the present capitalization or dividend policy of the Issuer;

           f. any other material change in the Issuer's business or corporate structure;

           g. changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

           h. causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

           i. causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

           j.   any action similar to any of those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           (a) - (b) As the holder of sole voting and investment authority over the shares owned by its advisory clients, Eminence may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 1,350,000 shares representing approximately 7.12% of the outstanding shares of the Issuer (based upon 18,966,427 shares outstanding as of August 7, 2001, as reported on the latest 10-Q of the Issuer). Eminence disclaims any economic interest or beneficial ownership of the shares covered by this Statement.

                              (Page 4 of 6 Pages)

           (c)

      DATE          AMOUNT OF SECURITIES          PRICE/SHARE                    TYPE
      ----          --------------------          -----------                    ----
    7/31/01                        7,500           $21.1893               Open-market purchase
     8/1/01                       50,000           $20.9446               Open-market purchase
     8/2/01                       59,800           $20.0313               Open-market purchase
     8/2/01                       31,700           $20.4363               Open-market purchase
     8/3/01                        8,500           $20.4835               Open-market purchase
     8/8/01                       25,000           $20.1000               Open-market purchase
     8/9/01                       15,000           $20.2500               Open-market purchase
     8/9/01                       20,000           $20.2500               Open-market purchase
     8/9/01                       11,200           $19.9488               Open-market purchase
    8/10/01                       18,800           $20.1904               Open-market purchase
    8/13/01                        7,500           $20.0676               Open-market purchase
    8/14/01                        2,500           $20.0916               Open-market purchase
    8/22/01                       20,000           $18.6750               Open-market purchase
    8/23/01                       37,500           $18.6600               Open-market purchase
    8/28/01                       42,500           $18.6265               Open-market purchase
     9/5/01                       13,000           $16.2000               Open-market purchase
     9/5/01                       27,000           $16.0426               Open-market purchase
     9/5/01                       60,000           $15.7567               Open-market purchase
    9/21/01                       25,000           $12.2500               Open-market purchase
    9/24/01                      250,000           $12.6600               Open-market purchase
    9/25/01                       60,000           $13.0830               Open-market purchase
    9/26/01                      115,000           $13.2152               Open-market purchase

           (d)  Not applicable.

           (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           Not applicable.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

           Not applicable.

                              (Page 5 of 6 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               Date:  October 3, 2001


                                               EMINENCE CAPITAL, LLC

                                               By:/s/ Ricky C. Sandler
                                                  -----------------------------
                                               Name:  Ricky C. Sandler
                                               Title:  Managing Member



                              (Page 6 of 6 Pages)